DM

19003192

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 27 2019
Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-21920 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4531 N 16th St., Suite 124
(No. and Street)

| Phoenix | AZ | 85016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA (an Accountancy Corporation)
(Name – *if individual, state last, first, middle name*)

| 21860 Burbank Blvd., Suite 150 | Woodland Hills | CA | 91367 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Bruce T. Hilby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilby Wilson, Inc. SEC Mail Processing, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Washington, DC

Notary Public State of Arizona
Maricopa County
Rachel Duckett Marotta
My Commission Expires 03/06/2020

Signature

CEO/ Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Hilby Wilson, Inc.**
**(An Arizona Close Corporation)**
**Notes to Financial Statements**
**December 31, 2018**

**Hilby Wilson, Inc.**
**(An Arizona Close Corporation)Table of Contents**

**DAVE BANERJEE, CPA**
*An Accountancy Corporation – Member AICPA and PCAOB*
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

## Report of Independent Registered Public Accounting Firm

To the shareholder of Hilby Wilson, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hilby Wilson, Inc. (the "Company") as of December 31, 2018, the related statement of operation, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Hilby Wilson, Inc. management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2015.
Woodland Hills, California
February 15, 2019

# HILBY WILSON, INC
## (An Arizona Close Corporation)
## Statement of Financial Condition
## December 31, 2018

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Cash & Cash Equivalents** | $ | 15,241.24 |
| **Non Current Assets** | | |
| **Tax Benefit** | $ | 3,752.00 |
| **TOTAL ASSETS** | **$** | **18,993.24** |
| | | |
| LIABILITES AND STOCKHOLDES' EQUITY | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Other Current Liabilities** | | |
| **Accrued Expenses** | $ | 4,050.00 |
| **Total Liabilities** | | 4,050.00 |
| | | |
| **Stockholders' Equity** | | |
| **Common Stock, No Par Value, 1,000 shares** | | 24,383.09 |
| **Authorized, Issued & Outstanding** | | |
| **Retained Deficit** | | (9,439.85) |
| **Total Equity** | | 14,943.24 |
| **TOTAL LIABILITES AND STOCKHOLDERS' EQUITY** | **$** | **18,993.24** |

The accompanying notes are an integral part of these financial statements

# HILBY WILSON, INC
## (An Arizona Close Corporation)
## Statement of Operations
## For the year ended December 31, 2018

| | |
|---|---|
| **Revenues** | |
| **Securities Compliance** | $ 22,000.00 |
| **Total Income** | 22,000.00 |
| **Expense** | |
| **General & administrative** | 3,119.00 |
| **Office Rent & Overhead** | 6,285.87 |
| **Professional Fees** | 9,800.00 |
| **Total** | 19,204.87 |
| **Taxes** | |
| **State** | 50.00 |
| **Total Taxes** | 50.00 |
| **Toal Expenses** | 19,254.87 |
| **Other Income** | |
| **Interest Income** | 1.91 |
| **Total Other Income** | 1.91 |
| **Income before Tax** | 2,747.04 |
| **Tax Benefit** | 3,752.00 |
| **Net Income** | $ 6,499.04 |

The accompanying notes are an intergral part of these financial statements.

# HILBY WILSON, INC
## (An Arizona Close Corporation)
## Statement of Stockholders' Equity
## December 31, 2018

| | Capital | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| January 1, 2018 | $ 500.00 | $ 23,883.09 | $ (15,938.89) | $ 8,444.20 |
| Contributed Capital | - | - | - | - |
| Distribution | - | - | - | - |
| Net Income | - | - | 6,499.04 | 6,499.04 |
| December 31, 2018 | $ 500.00 | $ 23,883.09 | $ (9,439.85) | $ 14,943.24 |

The accompanying notes are an integral part of these financial statements.

# HILBY WILSON, INC
## (An Arizona Close Corporation)
## Statement of Cash Flows
## For the year ended December 31, 2018

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| **Net Income** | $ | 6,499.40 |
| **Adjustments to reconcile Net Income to net cash provided by operations:** | | |
| **Accrued Expenses** | | - |
| **Net cash provided by Operating Activities** | | 6,499.40 |
| **INVESTING ACTIVITIES** | | - |
| **FINANCING ACTIVITIES** | | - |
| **NET INCREASE IN CASH & CASH EQUIVALENTS** | | 6,499.04 |
| **CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR** | | 12,494.20 |
| **Tax Benefit** | | (3,752.00) |
| **CASH & CASH EQUIVALENTS AT END OF YEAR** | | **15,241.24** |
| **SUPPLEMENTAL CASH FLOW INFORMATION** | | |
| **Cash Paid During the Year** | | |
| **Interest** | | - |
| **State Income taxes** | $ | 50.00 |

The accompanying notes are an intergral part of these financial statements.

# Hilby Wilson, Inc.
# (An Arizona Close Corporation)
# Notes to Financial Statements
# December 31, 2018

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers who have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. Effective January 1, 1983, Coldwater Securities, Inc. changed its name to Hilby Wilson, Inc. (an Arizona Close Corporation, the "Company"). The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934, and has operated as a broker for real estate limited partnerships being syndicated.

### Revenue Recognition

The Company earns compliance fees for maintaining the Company's security status in the event the related parties wish to participate in various investment projects or to other broker-dealers. Compliance fees are recognized on the date the performance obligations are fully constrained.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

### Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable and deferred.

### Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value because of the short maturity of these items.

## NOTE 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $11,191, which was greater than its required net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 36.19% at December 31, 2018.

## NOTE 3 RELATED PARTIES

The Company received compliance fees from a related corporation for the Companies' efforts in introducing investors to various projects. For the year ended December 31, 2018, the Company received $6,000 from this related corporation. The Company has an affiliate expense agreement with Tierra Real Estate Investments, LLC. to pay monthly fees of $500 for rent, utilities, and office expenses.

Rent and related expenses for 2018 totaled $6,000.

## NOTE 4 INCOME TAXES

For the year ended December 31, 2018, the Company incurred net operating income and, accordingly, no provision for Federal income taxes has been recorded due to the net operating loss carry forward, Arizona has a $50 minimum income tax. At December 31, 2018, the Company had approximately $7,019 remaining of federal net operating losses and $32,712 of Arizona net operating losses.. The remaining net operating loss carry forwards, if not utilized, will begin to expire in 2035 for federal purposes and in 2021 for Arizona purposes. The Company has provided a full valuation for the deferred tax assets resulting from the net operating losses as management believes it is more likely than not that they will not be fully realizable.

## NOTE 5 SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which require disclosure.

## NOTE 6 ACCOUNTING STANDARDS CODIFICATION 606

Management of the Company has reviewed the new professional standard that was issued in 2016 and became effective on the company starting December 15, 2018. The financial Accounting Standards Board issuance of ASC 606 establishing a change in the recognition of revenue. This pronouncement does not change the way the revenue is recorded and has no application to the company.

Revenue

A. Signigicant accounting policy

Revenue is measured based on aconsideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when I satisfied a performance obligation by transferring control voer a product or service to a customer.

**Hilby Wilson, Inc.**
**(An Arizona Close Corporation)**
**Notes to Financial Statements**
**December 31, 2018**

**NOTE 6 ACCOUNTING STANDARDS CODIFICATION 606 (CONTINUED)**

Taxes and regulatory fees assessed by a government authority or agency that are both imposed ona and concurrent with a specified revenue-producing transaction, that are collected by the Company froma customer, are excluded from revenue.

B. Nature of services
The Company earns compliance fees for maintaining the Company's security status in the event the related parties wish to participate in various investment projects or to other broker dealers.

C. Effect of a change in accounting policy
The Company applied Topic 606 under the cumulative effect method – i.e. by recognizing the cumulative effect if initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. There were no adjustments necessary.

Revenue from contracts equal to twelve months or less in duration is recognized upon termination, completion and acceptance by the customer and when the collectability of the related receivable is reasonably assured.

# HILBY WILSON, INC
## (An Arizona Close Corporation)
## Schedule I - Computation of Net Capital under Rule 15c3-1
## December 31, 2018

| | Per Audit | Per Focus | Difference |
|---|---|---|---|
| Stockholders' Equity | $ 14,943.24 | $ 11,191.24 | $ 3,752.00 |
| Less: Total non -allowable assets | (3,752.00) | - | (3,752.00) |
| Net Capital Adjustments to reconcile Net Income | $ 11,191.24 | $ 11,191.24 | $ - |
| Aggregate Indebtedness- | | | |
| Item included in Financial Statements | 4,050.00 | 4,050.00 | - |
| Basic Net Capital requirement | 5,000.00 | 5,000.00 | - |
| Excess Net Capital | $ 6,191.24 | $ 6,191.24 | $ - |
| Ratio aggregate indebtedness to Net Capital | .3619:1 | .3619:1 | |

The difference between the FOCUS filed and the audit at 12/31/18 was due to:
Tax benefit of NOL carryfarward of $3,752.00

## Schedule II -

## Computation For Determination of Reserve Requirement Under Rule 15c3-3

**December 31, 2016**

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section (k)(2)(i) per Exemption Report of the Securities and Exchange Commission Rule 15c3-3 to exempt it from the provisions of these rules.

## Schedule III -

## Information Relating to the Possession and Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

**December 31, 2016**

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section (k)(2)(i) per Exemption Report of the Securities and Exchange Commission Rule 15c3-3 to exempt it from the provisions of these rules.

## Schedule IV -

## Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c) of The Securities Investors Protection Act of 1970, as amended.

**Hilby Wilson, Inc. (An Arizona Close Corporation)**
**4531 N 16th St, Suite 124**
**Phoenix, AZ 85016**

February 15, 2019

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

## Assertions Regarding Exemption Provisions

We, as members of management of Hilby Wilson, Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby make the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2018 through December 31, 2018.

Hilby Wilson, Inc.

By:

Bruce T. Hilby, President

**DAVE BANERJEE, CPA**
*An Accountancy Corporation – Member AICPA and PCAOB*
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bruce Hilby, President
Hilby Wilson, Inc.

We have reviewed management's statements, included in the accompanying Hilby Wilson, Inc Exemption Report in which (1) Hilby Wilson, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hilby Wilson, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Hilby Wilson, Inc met the identified exemption provision throughout the most recent fiscal year of 2018 without exception. Hilby Wilson, Inc's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
Woodland Hills, California
February 15, 2019

SEC Mail Processing

FEB 27 2019

Washington, DC

**Hilby Wilson, Inc.**
**(An Arizona Close Corporation)**

**REPORT PURSUANT TO RULE 17a-5**

**FINANCIAL STATEMENTS**

**REPORT OF INDEPENDENT AUDITOR**

**AS OF AND FOR THE YEAR ENDED**
**DECEMBER 31, 2018**